

January 31, 2013

Via E-mail
Omagine, Inc.
Frank J. Drohan
President, Chief Executive and Financial Officer
350 Fifth Avenue, Suite 4815-17
New York, NY 10118

> **Re:** **Omagine, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
> **September 30, 2012**
> **Filed January 22, 2013**
> **Response dated January 24, 2013**
> **File No. 001-16419**

Dear Mr. Drohan:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please file Item 4.02 of Form 8-K along with the appropriate disclosures regarding your previously issued financial statements that cannot be relied upon in connection with your restatements of the financial statements. Also, please amend the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2012 similarly as soon as possible.

Frank J. Drohan
Omagine, Inc.
January 31, 2013
Page 2

Form 10-K Amendment No. 2

Item 9A Controls and Procedures, page 23

Management's evaluation of disclosures control and procedures, page 23

Management's report on internal control over financial reporting, page 24

2. We note your disclosures of effective disclosure controls and procedures and internal control over financial reporting as of December 31, 2011 as well as similar disclosure in the Form 10-Q/A filed January 22, 2013 regarding disclosure controls and procedures. In light of your financial statement restatements, we are unclear how you could reasonably conclude that disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2011. Please explain or revise.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or Lilyanna Peyser, Staff Attorney at (202) 551-3222 if you have questions regarding legal matters. Please contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments on the financial statements or any other matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: David B. Manno, Sichenzia Ross Friedman Ference LLP